Mail Stop 3561

October 26, 2007

J. Jeffrey Meder, Chief Executive Officer
Cost-U-Less, Inc.
3633 136th Place SE, Suite 110
Bellevue, WA 98006

> **Re: Cost-U-Less, Inc.**
> **Proxy Statement on Schedule 14A**
> **Filed September 19, 2007**
> **File No. 0-24543**

Dear Mr. Meder:

We have completed our review of your Proxy Statement and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael Hutchings, Esq.
DLA Piper US LLP
Via Facsimile